Exhibit 99.8

ICI BOARD APPOINTMENT

Baroness Noakes has accepted an invitation to join the Board of ICI as a Non-Executive Director from March 1, 2004

Baroness Noakes has enjoyed a distinguished career both in the City as a senior partner for KPMG in the UK, from which she retired in 2000, and as an adviser to the UK Government. She has also been the senior Non-Executive Director of the Bank of England and the President of the Institute of Chartered Accountants in England and Wales.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983 with responsibility for the UK Public Sector Practice. Her experience was a combination of corporate and public sector work. She was also involved in a large amount of advisory work mainly for government including privatisation, efficiency studies, public/private partnerships and regulation.

In 1988 she was seconded to the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS’ Chief Executive.

ICI Chairman Peter Ellwood said, “I'm delighted to welcome Sheila Noakes to the Board of ICI. She brings with her a wealth of experience, and wide ranging and valuable skills. I know she will be a great asset to ICI and we look forward immensely to having her as a member of the team.”

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February 10, 2004